Exhibit 12.1

MISSISSIPPI POWER COMPANY
Computation of ratio of earnings to fixed charges for
and the year to date December 31, 2011

	2007	2008	2009	2010	2011

EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$137,594	$136,041	$136,913	$128,224	$138,108
Interest expense, net of amounts capitalized	18,158	17,979	22,940	22,341	21,691
Interest component of rental expense	30,386	31,139	30,279	30,089	24,389
AFUDC - Debt funds	12	229	117	2,903	8,182
Earnings as defined	$186,150	$185,388	$190,249	$183,557	$192,370

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$12,440	$15,467	$20,620	$21,795	$29,171
Interest on affiliated loans	4,095	730	47	33	14
Amort of debt disc, premium and expense, net	1,055	1,204	1,399	1,624	407
Other interest charges	580	807	992	1,792	2,165
Interest component of rental expense	30,386	31,139	30,279	30,089	24,389
Fixed charges as defined	$48,556	$49,347	$53,337	$55,333	$56,146

RATIO OF EARNINGS TO FIXED CHARGES	3.83	3.76	3.57	3.32	3.43